NEWS
Contacts: Patricia McCarthy, (313) 418-4155, patty@prmccarthy.com Susana McDermott, (212) 870-2938, smcdermott@iccr.org

For Immediate Release

ISS, Glass Lewis Support Investors for Three Opioid Accountability Shareholder
Proposals at AmerisourceBergen (NYSE:ABC)
$2.2 Trillion Investor Coalition Proposes Board Accountability Measures

Detroit, Michigan (February 14, 2018)  Proxy advisory firms Institutional Investor Service (ISS) and Glass Lewis are supporting three shareholder proposals at AmerisourceBergen calling for board oversight of opioid business risks. The shareholder proposals were submitted by members of the Investors for Opioid Accountability (IOA), a coalition of 43 institutional investors with $2.2 trillion in assets co-led by Mercy Investment Services, Inc. and the UAW Retiree Medical Benefits Trust.   The proposals will be voted on by investors at AmerisourceBergen’s March 1, 2018 annual shareholder meeting.

AmerisourceBergen, the nation’s third largest drug distributor, is under scrutiny for business practices related to opioids. In 2016 AmerisourceBergen agreed to pay $16 million in a settlement with the Attorney General of West Virginia for failure to provide effective controls and procedures related to the diversion of controlled substances and related matters. As part of multi-state investigation, 41 state attorneys general recently requested documents from three opioid distributors, including

AmerisourceBergen, to determine if distributors are engaged in unlawful practices related to opioids.

There have been recent reports that Walgreens Boots Alliance, Inc. (NASDAQ: WBA), which currently owns 26% of AmerisourceBergen, may be interested in buying AmerisourceBergen.  The IOA is monitoring this potential development and will evaluate the implications of a combined company for risks related to opioid distribution.  In the interim, the IOA continues its focus on the March 1, 2018 annual meeting of AmerisourceBergen and investors’ deep concerns that board accountability for its opioid distribution business risks get addressed.

The shareholder proposals are:

Proposal No. 5, The Independent Chair Proposal, submitted by the International Brotherhood of Teamsters

Proposal No. 7, The Clawback Disclosure Proposal, submitted by the UAW Retiree Medical Benefits Trust and the Connecticut Retirement Plans and Trust Funds

NEWS For Immediate Release
Wednesday, November 8, 2017
Contacts: Patricia McCarthy, UAW Retiree Medical
Benefits Trust, (313) 418-4155
patty@prmccarthy.com
Susana McDermott, Interfaith Center on Corporate
Responsibility, (212) 870-2938, smcdermott@iccr.org

Proposal No. 8, The Board Report Proposal, requesting a report on how the board is addressing opioid-related business risks submitted by the Sisters of St. Francis of Philadelphia, Trinity Health, JLens Investors Network and Missionary Oblates OIP Investment Trust.

The IOA released the following statement in response to ISS and Glass Lewis’ support for the three proposals:

“We welcome the support of ISS and Glass Lewis ahead of AmerisourceBergen’s annual meeting. Without these important board governance reforms, investors cannot know what steps the board is taking to act independently and transparently as it continues to face legal, reputational and financial risks associated with its opioid distribution business.

“An independent chair of the board (Proposal No. 5), separate from the CEO and from management, is the strongest measurer of accountability and oversight a board of directors can have during challenging times such as those AmerisourceBergen faces now. Disclosing the use of its clawback policy (Proposal No. 7) is the only way investors can know if the board has taken action to recoup ill-gotten gains and aligned pay for performance.  Finally, the board report on risk mitigation (Proposal No. 8) is key to restoring investor confidence that AmerisourceBergen’s board is taking concrete steps to strengthen its internal governance measures related to internal controls and compliance as well as compensation incentives related to its opioid business. Right now, investors have no information on what steps the board has taken to ameliorate these risks.”

Members of the Investors for Opioid Accountability

1. The Socially Responsive Industry Group of 1919
2. Investment Counsel
3. AEGON Asset Management 4. American Federation of Teachers 5. Bailard, Inc.
6. Benedictine Sisters, Boerne, Texas
7. Bricklayers & Trowel Trades
8. California State Teachers' Retirement System
9. Calvert Research and Management
10. Catholic Health Initiatives
11. City of Philadelphia Public Employees
12. Congregation of St. Joseph 13. Connecticut State Treasurer, Denise L. Nappier
14. CtW Investment Group
15. Daughters of Charity, Province of St. Louise
16. Dignity Health
17. Diocese of Springfield, IL
18. Domini Impact Investments
19. Dominican Sisters of Springfield, IL
20. Hermes EOS
21. Illinois State Treasurer Michael Frerichs

22. Interfaith Center on Corporate Responsibility
23. International Brotherhood of Teamsters
24. JLens Investor Network
25. Mercy Health
26. Mercy Investment Services
27. NEI Investments
28. New York State Common Retirement Fund
29. Neuberger Berman
30. Northwest Coalition for Responsible Investment
31. Office of New York City Comptroller, Scott M. Stringer
32. Pennsylvania State Treasurer, Joe Torsella
33. Rhode Island General Treasurer, Seth Magaziner
34. School Employees Retirement System of Ohio
35. Segal Marco Advisors
36. Sisters of St. Francis of Philadelphia

37. Socially Responsible Investment Coalition 38. Trinity Health 39. UAW Retiree Medical Benefits Trust 40. United Church Funds	41. Walden Asset Management 42. West Virginia State Treasurer, John Perdue 43. Zevin Asset Management -END-